March 14, 2008

PHILIPS ANNOUNCES COMPLETION OF TENDER OFFER TO ACQUIRE RESPIRONICS

Amsterdam, The Netherlands—Royal Philips Electronics (NYSE:PHG, AEX:PHI) (“Philips”) today announced the completion of the tender offer by its wholly owned subsidiary, Moonlight Merger Sub, Inc. (“Philips Merger Sub”), to acquire all outstanding shares of common stock of Respironics, Inc. (NASDAQ:RESP) (“Respironics”) for $66.00 per Respironics share, without interest and subject to any applicable withholding of taxes. As of the expiration of the previously announced subsequent offering period for the tender offer, at 5:00 p.m., New York City time, on March 13, 2008, Philips Merger Sub had received over 70 million Respironics shares tendered into the offer, representing over 94% of the outstanding shares of Respironics. All Respironics shares validly tendered and not withdrawn have been accepted for payment and the consideration for all such shares either has been paid or will promptly be paid.

Commenting on today’s announcement, Gerard Kleisterlee, President and Chief Executive Officer of Royal Philips Electronics, said: “For Philips, the acquisition of Respironics will be a major milestone towards completing our objective to build market leadership positions in high-growth, high-margin markets around our three sectors. Upon closing of this transaction, Respironics will become the centerpiece of our Home Healthcare business within Philips Healthcare and with that we have successfully built a significant operation that can facilitate the evident societal need to make home-based healthcare an integral part of the healthcare system.”

As the final step of the acquisition process, Philips intends to effect a short-form merger of Philips Merger Sub with and into Respironics. Following the merger, Respironics will become an indirect wholly owned subsidiary of Philips, and Respironics shares will be delisted and will cease to trade on the NASDAQ National Market.

Investors and stockholders of Respironics are urged to read the Tender Offer Statement on Schedule TO (containing the offer to purchase, a letter of transmittal and related materials) relating to the tender offer that has been filed with the Securities and Exchange Commission (the “SEC”) because it contains important information, including the various terms of, and conditions to, the tender offer. Investors and stockholders of Respironics may obtain these and other documents regarding the tender offer, the merger and the related transactions filed by Philips Merger Sub and Respironics for free from the SEC’s website at www.sec.gov.
This release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell Respironics shares, nor is it an offer to purchase or a solicitation of an offer to sell any securities. The tender offer is made solely by means of the offer to purchase.

For further information, please contact:
Joon Knapen
Philips Corporate Communications
Tel: +31 20 59 77477
Email: joon.knapen@philips.com

Andre Manning
Philips Healthcare
Tel: +1 646 508 4545
Email: andre.manning@philips.com

Dan Bevevino
Vice President & CFO, Respironics
Tel: +1 724 387 5235

Maryellen Bizzack
Director, Marketing & Communications, Respironics
Tel: +1 724 387 5006

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 123,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.

About Respironics
Respironics is a leading developer, manufacturer and distributor of innovative products and programs that serve the global sleep and respiratory markets. Focusing on emerging market needs, Respironics is committed to providing valued solutions to help improve outcomes for patients, clinicians and healthcare providers. Respironics markets its products in 141 countries and employs over 5,300 associates worldwide. Further information can be found on Respironics’ Web site: www.respironics.com.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the merger and any expected benefits of the merger. Completion of the merger is subject to conditions, and there can be no assurance that those conditions can be satisfied or that the transactions described in this press release will completed. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements in this announcement are based upon information known to Philips on the date of this announcement. Philips undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.